News

Contact:
Gilad Yehudai
CFO
(972) 77-774-5060
RADCOM Ltd.
gilady@radcom.com

FOR IMMEDIATE RELEASE

RADCOM PROVIDES NOTICE OF ENTERING INTO A RELATED PARTY TRANSACTION

TEL AVIV, Israel − December 29, 2011 − Radcom Ltd. (“RADCOM” or the “Company”) announced today that the Audit Committee and Board of Directors of the Company approved the entering into a consulting agreement between the Company and Ms. Heli Bennun and/or a company controlled by her (the "Consultant"). Ms. Bennun is the domestic partner of Mr. Zohar Zisapel, the Company's Chairman and its largest shareholder with holdings of approximately 30% of the Company's voting power.

The key terms of the agreement are the following:

1.	The Consultant will provide advisory services to the Company's management with respect to the Company's business operations;
2.	In consideration for the services rendered, Radcom shall pay the Consultant a monthly amount which may not exceed the average monthly salary to an employee in Israel, plus VAT.
3.	The engagement shall be for a period of 12 months from commencement of service or as otherwise agreed to between the parties.
4.	The Consultant will provide a service of at least 25 hours per month on average during the term of the agreement.

NOTE: As required by the Israeli Companies Law, the transaction was approved by the Audit Committee and the Board of Directors of Radcom Ltd. In accordance with regulations promulgated under the Israeli Companies Law, a shareholder(s) holding more than 1% of the Company’s outstanding shares may demand, by sending a written request to the Company’s principal offices (Radcom Ltd., 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel, Attn.: Chief Financial Officer) no later than January 12, 2012, that the Company convene a shareholder meeting to approve the said agreement.

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About RADCOM

RADCOM provides innovative service assurance solutions for communications service providers and equipment vendors. RADCOM specializes in solutions for next-generation networks, both wireless and wireline. RADCOM's comprehensive, carrier strength solutions are used to prevent service provider revenue leakage and enable management of customer care. RADCOM's products facilitate fault management, network service performance analysis, troubleshooting and pre-mediation with an OSS/BSS. RADCOM's shares are listed on the NASDAQ Capital Market under the symbol RDCM. For more information, please visit www.RADCOM.com.